CORNERSTONE TOTAL RETURN FUND, INC.
CORNERSTONE STRATEGIC VALUE FUND, INC.
CORNERSTONE PROGRESSIVE RETURN FUND
305 Madison Avenue, Suite 740
New York, New York 10165
(212) 652-6155

June 4, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Gentlemen:

Pursuant to the requirements of Rule 17g-l(g)(l) of the Investment Company Act of 1940 as amended (the "1940 Act"), I enclose herewith the following:

1.	a copy of joint fidelity bond for the following Funds (attached as EX-99.1):

•	Cornerstone Total Return Fund, Inc. (File No. 811-02363)
•	Cornerstone Strategic Value Fund, Inc. (File No. 811-05150)
•	Cornerstone Progressive Return Fund (File No. 811-22066) (hereafter defined as the "Fund" or collectively the "Funds")

2.
certified copy of the resolutions of a majority of the Boards of Trustees/Directors who are not "interested persons" of each Fund approving the amount, type, form and coverage of the bond and the premium paid (attached as EX-99.2);

3.	a statement showing the amount of the single insured bonds which the Funds would have provided and maintained had they not been named as the insured under a joint insured bond (see EX-99.3);

4.	a statement setting forth the period for which the premium has been paid (attached as EX-99.5); and

5.	a copy of the agreement between each Fund entered into pursuant to an agreement of the joint insured (attached as EX-99.6).

Very truly yours,

/s/ Frank Maresca
Frank Maresca
Treasurer

Enclosures